 1-A/A LIVE 0001664038 XXXXXXXX 024-10523 Hemp Naturals, Inc. DE 2015 0001664038 3990 47-5604166 0 2 16950 NORTH BAY ROAD, SUITE 1803 SUNNY ISLES BEACH FL 33160 347-301-8431 Jeffrey DeNunzio Other 100.00 0.00 0.00 0.00 100.00 3099.00 0.00 3099.00 0.00 100.00 0.00 0.00 0.00 -14319.00 0.00 0.00 Malone Bailey, LLP Common Stock 12200000 000000000 none Preferred Stock 0 000000000 none none 0 000000000 none true true Tier2 Audited Equity (common or preferred stock) Y N N Y N Y 10200000 12200000 3.00 270000.00 36000.00 0.00 0.00 306000.00 true AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR Hemp Naturals, Inc. Common Stock 12200000 12000000 .0001 par value 0 Section 4 (2) of the Securities Act.